SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 3 to
SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

PROSPECT ACQUISITION CORP.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

74347T103
(CUSIP Number)

Kenneth J. Abdalla
15332 Antioch Street #528
Pacific Palisades, CA 90272
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 12, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 74347T103

1	NAME OF REPORTING PERSON MALIBU PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 726,661 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 726,661 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 74347T103

1	NAME OF REPORTING PERSON KENNETH J. ABDALLA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,453,921 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 1,453,921 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 74347T103

1	NAME OF REPORTING PERSON BROAD BEACH PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 727,260 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 727,260 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 727,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 74347T103

1	NAME OF REPORTING PERSON THE MALIBU COMPANIES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 0 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This Amendment No. 3 to the Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”) of Prospect Acquisition Corp. (the “Issuer”).  The address of the principal executive office of the Issuer is 9130 Galleria Court, Suite 318, Naples, Florida.  The 1,453,921 shares of Common Stock that are the subject of this Schedule 13D are owned by Malibu Partners, LLC and Broad Beach Partners, LLC. Malibu Partners, LLC directly owns 726,661 shares of Common Stock and Broad Beach Partners, LLC directly owns 727,260 shares of Common Stock.  Kenneth J. Abdalla is the managing member of each of Malibu Partners, LLC, Broad Beach Partners, LLC and The Malibu Companies, LLC.

Item 2.	Identity and Background

(a)	This Statement is filed on behalf of:

(1)	Malibu Partners LLC;

(2)	The Malibu Companies, LLC

(3)	Broad Beach Partners LLC; and

(4)	Kenneth J. Abdalla;

(b)	The address of the above persons is:
15332 Antioch Street #528
Pacific Palisades, CA 90272

(c)	The principal occupation and business of Mr. Abdalla, Malibu Partners, LLC, The Malibu Companies, LLC and Broad Beach Partners, LLC is investing in securities.

(d)
Mr. Abdalla, Malibu Partners, LLC, The Malibu Companies, LLC and Broad Beach Partners, LLC have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e)
Mr. Abdalla, Malibu Partners LLC, The Malibu Companies, LLC and Broad Beach Partners LLC have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Abdalla is an American citizen. Malibu Partners, LLC, The Malibu Companies, LLC and Broad Beach Partners, LLC are each a limited liability company organized in the state of California.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Abdalla, Malibu Partners, LLC, The Malibu Companies, LLC and Broad Beach Partners, LLC used their personal funds to purchase the securities and options.

Item 4.	Purpose of Transaction

The Reporting Persons terminated the option agreements attached to this Schedule as Exhibits 10.1 through 10.5 (the “Option Agreements”) for no consideration.

Mr. Abdalla and The Malibu Companies, LLC intend to enter into stock purchase agreements with the Issuer and the founders of the Issuer to dispose of Mr. Abdalla’s Common Stock. Following the completion of the business combination of the Issuer, Mr. Abdalla, The Malibu Companies, LLC and Broad Beach Partners, LLC may acquire additional shares of the Issuer to the extent such acquisition(s) are in line with Mr. Abdalla’s investment goals.

The termination of the Option Agreements extinguished any group that may have resulted in the Reporting Persons being deemed a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with the counterparties to the Option Agreements.  The Reporting Persons do not believe they were part of a group with the counterparties to the Option Agreements and expressly disclaimed membership in any “group” with each of the them.

Item 5.	Interest in Securities of the Issuer

(a), (b) Mr. Abdalla, Malibu Partners, LLC, The Malibu Companies, LLC and Broad Beach Partners, LLC are the beneficial owners of 1,453,921 shares of common stock in the Issuer, representing approximately 4.7% of outstanding shares.  Mr. Abdalla has voting and dispositive power with respect all 1,453,921 shares of Common Stock.

(c) During the past 60 days, Mr. Abdalla, Malibu Partners, LLC, The Malibu Companies, LLC and Broad Beach Partners, LLC effected transactions in the shares of common stock of Prospect Acquisition Corp. as set forth below.  All such transactions were made on the NYSE Amex.

Date	Quantity	Price	Transaction

10/20/2009	700,021	$9.87	Purchase
10/21/2009	600	$9.85	Purchase
10/22/2009	174,000	$9.90	Purchase
10/23/2009	579,300	$9.90	Purchase

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Option Agreements previously filed as Exhibits 10.1 through 10.5 have been terminated.

Item 7.	Material to be Filed as Exhibits

*Exhibit 10.1  Option Purchase Agreement dated October 14, 2009 by and between The Malibu Companies, LLC and a stockholder of the Issuer. (1)

*Exhibit 10.2  Option Purchase Agreement dated October 16, 2009 by and between The Malibu Companies, LLC and a stockholder of the Issuer. (1)

*Exhibit 10.3  Option Purchase Agreement dated October 21, 2009 by and between The Malibu Companies, LLC and a stockholder of the Issuer. (1)

*Exhibit 10.4  Option Purchase Agreement dated October 30, 2009 by and between The Malibu Companies, LLC and a stockholder of the Issuer.  (2)

*Exhibit 10.5  Option Purchase Agreement dated November 6, 2009 by and between Broad Beach Partners, LLC and a stockholder of the Issuer. (3)

*Confidential treatment is requested for certain portions of this exhibit pursuant to 17 C.F.R. Sections 200.8(b)(4) and 240.24b-2.

(1)	Previously filed on the Schedule 13D, filed with the Securities and Exchange Commission on EDGAR on October 27, 2009.

(2)	Previously filed on the Schedule 13D/A, filed with the Securities and Exchange Commission on EDGAR on October 30, 2009.

(3)	Previously filed on the Schedule 13D/A, filed with the Securities and Exchange Commission on EDGAR on November 6, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 12th day of November, 2009.

By:	/s/ Kenneth J. Abdalla
	Name:	Kenneth J. Abdalla, individually

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 12th day of November, 2009.

MALIBU PARTNERS LLC

By:	/s/ Kenneth J, Abdalla
	Name:	Kenneth J. Abdalla
	Title:	Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 12th day of November, 2009.

BROAD BEACH PARTNERS LLC

By:	/s/ Kenneth J, Abdalla
	Name:	Kenneth J. Abdalla
	Title:	Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 12th day of November, 2009.

THE MALIBU COMPANIES, LLC

By:	/s/ Kenneth J, Abdalla
	Name:	Kenneth J. Abdalla
	Title:	Managing Member